

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 22, 2021

Robert Klein
Chief Financial Officer
Western Uranium & Vanadium Corporation
330 Bay Street, Suite 1400
Toronto, Ontario, Canada M5H 2S8

   Re: Western Uranium & Vanadium Corp.
    Form 10-K for the Fiscal Year ended December 31, 2020
    Filed April 15, 2021
    File No. 000-55626

Dear Mr. Klein:

   We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

         Sincerely,

         Division of Corporation Finance
         Office of Energy & Transportation